Thompson & Knight LLP
	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK SAN ANTONIO ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO SÃO PAULO VITÓRIA
ONE ARTS PLAZA 1722 ROUTH STREET ● SUITE 1500 DALLAS, TEXAS 75201-2533 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com

DIRECT DIAL: (214) 969-1349 EMAIL: Jessica.Hammons@tklaw.com

July 30, 2009

BY EDGAR TRANSMISSION

Re:  NGP Capital Resources Company Registration Statement on Form N-2

Ladies and Gentlemen:

As counsel for, and on behalf of, NGP Capital Resources Company (the “Registrant”), we submit to you for filing under the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”).  Pursuant to Rule 457 of Regulation C, the filing fee due in connection with this offering is $13,950.  This fee has been calculated based on the proposed maximum aggregate offering price of $250,000,000.  $5,667 of this filing fee was offset against a filing fee associated with the Registrant’s registration statement on Form N-2 filed on October 15, 2007 (No. 333-146715), and the remaining balance of the fee has been transmitted by wire transfer earlier today.

If any questions should arise in the course of your review of the Registration Statement, please call Joe Dannenmaier of this firm at (214) 969-1393, Wesley P. Williams of this firm at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,

/s/ Jessica W. Hammons

Jessica W. Hammons
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